UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number __________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STATE STREET SALARY SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STATE STREET CORPORATION

One Lincoln Street

Boston, Massachusetts 02111

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

State Street Salary Savings Program

Years Ended December 31, 2009 and 2008

With Report of Independent Registered Public Accounting Firm

State Street Salary Savings Program

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To: The North America Regional Benefits Committee and

State Street Salary Savings Program Participants

We have audited the accompanying statements of net assets available for benefits of the State Street Salary Savings Program as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Boston Massachusetts	/s/ Ernst & Young LLP
June 24, 2010

State Street Salary Savings Program

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments:
State Street Corporation ESOP Fund:
State Street Corporation Common Stock	$210,876,977	$194,949,882
Yield Enhanced Short Term Investment Fund	1,344,453	2,064,101
State Street Bank and Trust Company Common and Collective Trust Funds:
Daily EAFE Index Securities Lending Fund	94,340,191	95,716,888
Daily EAFE Index Non Lending Fund	62,328,517	—
Russell 1000 Value Index Securities Lending Series Fund	67,963,562	84,046,809
Russell 1000 Value Index Non-Lending Fund	45,488,869	—
S&P 500 Flagship Securities Lending Series Fund	88,815,462	92,036,778
S&P 500 Flagship Non-Lending Series Fund	59,972,787	—
S&P Midcap Index Non-Lending Series Fund	125,361,872	79,553,967
Russell 2000 Index Securities Lending Series Fund	60,572,990	62,061,241
Russell 2000 Index Non-Lending Series Fund	40,671,984	—
Russell 1000 Growth Index Securities Lending Series Fund	60,757,845	54,033,810
Russell 1000 Growth Index Non-Lending Series Fund	41,347,423	—
Principal Preservation Fund	29,060,943	81,734,687
Vanguard Prime Money Market Fund in Principal Preservation Fund	68,403,585	28,122,331
Passive Bond Market Index Securities Lending Series Fund	33,712,652	39,063,730
Passive Bond Market Index Non-Lending Series Fund	22,597,508	—
SSgA Target Retirement 2025 Securities Lending Series Fund	24,273,106	23,581,237
SSgA Target Retirement 2025 Non-Lending Series Fund	16,483,599	—
SSgA Target Retirement 2030 Securities Lending Series Fund	26,117,966	23,870,689
SSgA Target Retirement 2030 Non-Lending Series Fund	18,134,778	—
SSgA Target Retirement 2035 Securities Lending Series Fund	25,561,490	20,379,347
SSgA Target Retirement 2035 Non-Lending Series Fund	17,732,631	—
SSgA Target Retirement 2020 Securities Lending Series Fund	18,831,893	18,382,361
SSgA Target Retirement 2020 Non-Lending Series Fund	12,787,510	—
SSgA Target Retirement 2040 Securities Lending Series Fund	20,563,905	14,628,091
SSgA Target Retirement 2040 Non-Lending Series Fund	14,212,007	—
SSgA Target Retirement 2015 Securities Lending Series Fund	10,328,353	11,420,038
SSgA Target Retirement 2015 Non-Lending Series Fund	6,997,474	—
SSgA Target Retirement 2010 Securities Lending Series Fund	6,802,945	6,657,608
SSgA Target Retirement 2010 Non-Lending Series Fund	4,579,597	—
SSgA Target Retirement 2045 Securities Lending Series Fund	16,701,066	10,930,421
SSgA Target Retirement 2045 Non-Lending Series Fund	11,330,226	—
SSgA Target Retirement Income Securities Lending Series Fund	5,489,247	5,158,848
SSgA Target Retirement Income Non-Lending Series Fund	3,725,285	—
SSgA Target Retirement 2050 Securities Lending Series Fund	8,018,036	3,363,405
SSgA Target Retirement 2050 Non-Lending Series Fund	5,574,543	—
World Government Bond Ex-U.S. Index Securities Lending Fund	5,054,334	1,086,128
World Government Bond Ex-U.S. Index Non-Lending Fund	3,300,819	—
Daily Emerging Markets Index Non-Lending Series Fund	25,172,597	1,499,898

State Street Salary Savings Program

Statements of Net Assets Available for Benefits (continued)

	December 31
	2009	2008
Assets
Self Managed Brokerage Accounts	$28,613,381	$17,674,136
Vanguard Prime Money Market Fund	112,086,628	90,684,391
Participant Loans	33,773,406	25,214,496

Total investments	1,595,864,442	1,087,915,318
Contributions receivable	—	62,643,854
Accrued income	195,897	1,731,618

Total assets at fair value	1,596,060,339	1,152,290,790

Liabilities
Other liabilities	1,418,056	359,773

Net assets at fair value	1,594,642,283	1,151,931,017
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(877,904)	(3,492,310)

Net assets available for benefits	$1,593,764,379	$1,148,438,707

See accompanying notes.

State Street Salary Savings Program

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2009	2008
Additions
Contributions:
Participants	$103,259,115	$113,268,022
Employer	74,000,606	141,876,813
Rollovers	4,499,034	8,454,644

Total contributions	181,758,755	263,599,479

Transfer in from another plan	68,519,984	14,838,590
Net appreciation (depreciation) in fair value of investments	272,963,045	(538,474,025)
Interest and dividend income	6,278,066	13,039,058

Net investment income/(loss)	347,761,095	(510,596,377)

Total additions, including net investment income/(loss)	529,519,850	(246,996,898)

Deductions
Benefits paid	82,662,949	67,569,709
Administrative expenses	1,531,229	1,733,145

Total deductions	84,194,178	69,302,854

Net (decrease) increase	445,325,672	(316,299,752)

Net assets available for benefits at beginning of year	1,148,438,707	1,464,738,459

Net assets available for benefits at end of year	$1,593,764,379	$1,148,438,707

See accompanying notes.

State Street Salary Savings Program

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The description of the State Street Salary Savings Program (the Plan) is provided for general information purposes only. Employees should refer to the Summary Plan Description and Plan document for more complete information.

General

The Plan is a defined contribution plan. The Plan sponsor is State Street Corporation (Plan Sponsor or State Street). The Plan Sponsor is responsible for the general administration of the Plan. State Street Bank and Trust Company (Trustee) serves as the Trustee of the Plan. State Street Global Advisors (SSgA), a division of State Street Bank and Trust Company, is the Investment Manager of the State Street Bank and Trust Company Common and Collective Trust Funds in the Plan. Vanguard is the Investment Manager for the Prime Money Market mutual fund. ING is the participant record keeper for the Plan.

All State Street employees and certain related companies (collectively, the Company) are immediately eligible to participate in the Plan except for the following categories of employees:

•	Non-resident aliens with no U.S. source income

•	Student interns and co-op employees

•	Union employees

•	Leased employees and independent contractors

•	Employees of a non-participating affiliated company

•	Employees of a participating employer who are not on the U.S. payroll

Contributions

Active participants may elect to make tax-deferred contributions and/or Roth after-tax contributions to the Plan equal to 1% to 50% of their compensation, subject to certain limitations. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans.

State Street provides for contributions (Matching Contributions) to the Plan in amounts equal to 100% of the first 6% of the employee’s tax-deferred contributions or Roth after-tax contributions.

In 2008, State Street implemented a Supplemental Performance Based Contribution in addition to the Matching Contributions. This Performance Based Contribution is discretionary based on State Street’s financial performance, up to a maximum of 5% employee’s base pay earned. State Street achieved its performance goals in 2008 and made a discretionary Performance

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Based Contribution in 2008 of $63,378,564, which is included in the Employer’s Contributions in the Statement of Changes in Net Assets Available for Benefits. The Company did not achieve its goals in 2009 and, therefore, no discretionary Performance Based Contribution was made.

All contributions to the Plan are paid to the Trustee. The Trustee holds contributions in trust exclusively for participants and their beneficiaries, invests the contributions as instructed by the participants, and makes benefit payments as they become due.

Investment Options

Participant contributions and Matching Contributions are allocated to various investment fund options at the participant's direction. A wide range of investment choices, including various common collective trust funds managed by State Street Bank and Trust Company, a mutual fund, a company stock fund (ESOP) and a Self-Managed Brokerage Account (SMBA), are available to participants. Limitations and restrictions apply to direct contributions to the ESOP or the SMBA Funds.

In the event a participant does not make an investment election, and in the event of automatic enrollment, funds are invested in the Target Retirement Date Fund (a common collective investment fund) that corresponds to the participants assumed target retirement year based on the participant’s date of birth.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Matching Contributions, discretionary Performance Based Contributions, if any, and related earnings. The benefit to which a participant is entitled is the value of the participant’s vested account balance, including earnings.

Vesting

Participant pre-tax deferral contributions and Roth after-tax contributions are always fully vested. Effective January 1, 2008, Matching Contributions and Performance Based Contributions are 100% vested upon completion of one full year of employment with the Company except in the event of death, disability or retirement, in which case, Company contributions become fully vested.

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. Forfeited balances of terminated participant’s nonvested accounts may be used to reduce future Company contributions or pay Plan administrative expenses. Unallocated forfeiture balances as of December 31, 2009 and 2008 were approximately $1,602,149 and $208,653, respectively. No forfeiture money was used to reduce contributions expense or pay Plan administrative expenses during 2009 and 2008.

In-Service Withdrawals

The Plan provides that in-service withdrawals are available as follows:

•	Age 59-1/2 (all sources and any earnings)

•	Disability withdrawals (all sources and any earnings)

•	Rollover withdrawals (rollover account)

•	Post-tax withdrawals (Pre-1987 Thrift Incentive Plan (TIP) balances)

•	Hardship withdrawals (TIP (including earnings), Roth post-tax, rollover (including earnings) and employee pre-tax)

Hardship withdrawals are available to satisfy an immediate and heavy financial need, provided the need cannot be satisfied with all other resources (as defined in the Plan).

Payment of Benefits

Upon retirement or other termination of employment, a participant eligible to receive a benefit may receive an immediate lump-sum distribution directly or in the form of a rollover. If the vested value of the participant’s account balance is greater than $5,000, the participant may elect to defer the payment of their benefits and remain in the Plan, at which time the participant becomes non-active. If the value of the participant’s account balance is greater than $1,000 but not more than $5,000, a distribution in the form of an automatic rollover to an IRA will be made if the participant does not provide distribution instructions within 90 days of his or her termination date. Account balances of $1,000 or less will be automatically distributed to the participant in cash (by check) if no distribution instruction is received within 90 days of the participant’s termination.

Installment payments are available to participants who are retiree eligible at the time of termination. In order to be retiree eligible, a participant must be at least age 55 with a minimum of five years of eligible service upon termination of employment. Installment periods available include monthly, quarterly, semi-annually and annually.

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of one-half of the participant’s vested balance, or $50,000. Loans are secured by the balance in the participant’s accounts and bear interest at a rate comparable to a similar loan with a commercial institution. Repayment of principal plus interest is required within five years, unless the loan is for the purchase of a principal residence. Principal and interest are paid ratably through payroll deductions. In the event of termination of employment, participants with outstanding loans may elect to continue to repay their outstanding loan balance directly to the Trustee; such loan shall not become immediately due and payable until such time as there is an event of a default.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of termination of the Plan, all participants will become fully vested.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or by State Street, per the Plan’s provisions, and include such expenses as recordkeeping and trustee fees. Expenses relating to investment management fees are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by State Street.

Plan Amendments and Other Investment Strategy Changes

During 2009, the following changes occurred relative to the Plan or the Plan’s investment strategies:

•

The Principal Preservation Fund was frozen to new contributions effective September 4, 2009 and the applicable Target Retirement Date Fund was established as the default investment for participants who failed to elect an alternative investment as of the freeze date.

•	Principal Preservation Fund assets are transitioning into the Vanguard Prime Money Market Fund over time, starting September 2009.

•	The Plan Sponsor voted to terminate all Guaranteed Investment Contracts (GICS) held in the Principal Preservation Fund that will not incur an early termination penalty.

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

•

State Street acquired Investors Bank and Trust Company (IBT) in 2007. The Investors Bank & Trust Company Savings Plan merged into the Plan as of December 10, 2009. Total assets merged into the Plan amounted to $68,519,984 (and includes $1,949,303 in participant loans).

•

In 2009, State Street was awarded an outsourcing contract relative to certain investment management operations for certain funds managed by an affiliate of Morgan Stanley. Employees of Morgan Stanley who became State Street employees were granted service credit with Morgan Stanley for purpose of vesting in Matching and Performance Based Contributions under the Plan when they become eligible to participate in the Plan on November 30, 2010.

•	The State Street Mutual Fund Services Company LLC, a newly formed subsidiary of the Plan Sponsor, was approved as a new Participating Employer.

During 2008, the following changes occurred relative to the Plan’s investment strategies:

•

Employees of the following entities, acquired by State Street, were granted service credit with the applicable entity for purposes of vesting in Matching and Performance Based Contributions under the Plan when they became eligible to participate in the Plan on January 1, 2008:

Palmeri Fund Administrators, Inc.

Investors Bank & Trust Company

International Fund Services (N.A.) L.L.C.

Investment Management Services, Inc.

•

Added automatic enrollment of employees not participating in the Plan and automatic escalation of participants’ deferral election of 1% and 2% to 3% pre-tax, with continuing escalation by 1% each calendar year (after at least a full calendar year of participation) until participant reaches 6%, unless they opt out.

•	Changed the definition of eligible compensation to include base pay and shift differential, plus overtime, commissions and annual cash incentive bonus.

•	Allowed participants to make separate deferral for incentive bonus.

•

Enhanced Matching Contribution to begin as soon as employees start contributing into the Plan and increased Matching Contribution to 100% of the first 6% of employee contributions (prior to January 1, 2008, a year of service with 1,000 hours was required in order to be eligible for the Matching Contribution).

•

Added new discretionary Supplemental Performance–Based Contribution up to 5% of base pay (including shift differential and overtime) contingent upon company performance if the company meets and exceeds certain growth targets (applicable to all eligible employees regardless of whether the employee participates in the Plan).

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

•

Eligible employees who become participants on or after January 1, 2008 will be 100% vested in the Matching Contribution and Supplemental Performance-Based Contribution after one year of vesting service.

•

Employees who transitioned from Citigroup to State Street and State Street Global Advisors (SSgA) June 30 and July 1, 2008, were granted service credit with the applicable entity for purpose of vesting in Matching and Performance Based Contributions under the Plan when they became eligible to participate in the Plan.

•

State Street was awarded an outsourcing contract relative to certain investment operations for certain funds managed by Lazard. Employees of Lazard who became State Street employees were granted service credit from Lazard for purpose of eligibility for vesting in Matching and Performance Based Contributions under the Plan when they became eligible to participate in the Plan after August 11, 2008. Lazard employees with loans were offered the opportunity to transfer their loans and account balances into this Plan. Total assets transferred in amounted to $369,880 (includes $57,146 loan balance).

•

The IMS 401(k) and Profit Sharing Plan merged into the State Street Salary Savings Program as of November 5, 2008. Total assets merged into the Plan amounted to $13,658,451 (includes $328,412 loan balance).

•

Palmeri Fund Administrators, a private equity administrator, was acquired by State Street in 2008. The Palmeri Fund Administrators, Inc. Profit Sharing Plan merged into the State Street Salary Savings Program as of November 5, 2008. Total assets merged into the Plan amounted to $779,202 (includes $2,061 loan balance).

•	Putnam loan conversions during 2008 amounted to $31,057.

•	The Short Term Investment Fund, the Daily Bond Market Fund, the Matrix Equity Fund and the Growth and Income Fund were closed.

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are in conformity with generally accepted accounting principals in the United States (GAAP) and are maintained on the accrual basis.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Principal Preservation Fund (a common collective trust fund managed by SSgA, known as State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts) invests in fully benefit-responsive investment contracts. These investment contracts are recorded

State Street Salary Savings Program

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

at fair value (Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 superseded FSP 157-3 and, while emphasizing that the objective of fair value measurement described in SFAS 157 remains unchanged, provided additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. The Plan adopted FSP 157-4 in 2009, although adoption did not have a significant impact on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

State Street Salary Savings Program

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Reclassification

Certain prior year amounts in the statements of net assets available for benefits have been reclassified to conform to the current year presentation.

3. Investments

During the years ended December 31, 2009 and 2008, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:

	Year Ended December 31
	2009	2008
Common Collective Trust Funds	$242,369,060	$(324,640,433)
Self Managed Brokerage Accounts	5,833,178	(9,912,550)
State Street Corporation – common stock	24,760,807	(203,921,042)

Net appreciation/(depreciation) in fair value of investments	$272,963,045	$(538,474,025)

In 2008, SSgA had placed restrictions on the amount of redemptions that can be made by or directed by Plan Sponsors relative to Plan investments in certain securities lending funds. In December, 2009, the Plan Sponsor made the decision to migrate over time participant investment funds from investment funds that participate in securities lending to investments funds that do not participate in securities lending funds. The process for accomplishing this migration to non-securities lending funds is through the development of unitized funds which combine the returns of the existing securities lending funds and their non-lending counterparts to the extent allowed by SSgA as the Investment Manager of the common and collective trust investment funds. An initial transfer of 40% of assets in each securities lending fund (the maximum allowable under by SSgA as the Investment Manager of these funds) to a newly formed non-lending fund equivalent occurred on December 16, 2009. Beginning in January 2010, subsequent transfers of 4% of the assets in each securities lending fund to their non-lending equivalents occur monthly. New contributions are directed to the non-lending fund.

4. Fair Value Measurements

The Plan adopted SFAS 157, Fair Value Measurements, effective January 1, 2008, FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, upon its issuance in October 2008, and FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, in April, 2009.

State Street Salary Savings Program

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS 157 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level l) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

– Quoted prices for similar assets or liabilities in active markets;

– Quoted prices for identical or similar assets or liabilities in inactive markets;

– Inputs other than quoted prices that are observable for the asset or liability;

– Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used by the Plan for assets measured at fair value:

Mutual Funds: Valued at the net asset value of shares held by the Plan at year end as quoted in the active market.

Common Stocks and U.S. Government and Agency Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate Bonds: Valued at quoted prices in markets that are not active, broker dealer quotations, or other methods by which all significant inputs are observable, either directly or indirectly.

Common Collective Trust Funds: Valued at the net asset value per unit held by the Plan at year end as quoted by the funds. SSgA, as Investment Manager of the common and collective trust funds, determines the net asset value per unit of the respective funds.

State Street Salary Savings Program

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Participant Loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Common collective trust funds		$1,142,110,465		$1,142,110,465
Common stocks	$210,876,977	—		210,876,977
Mutual funds	180,490,213	—		180,490,213
Self managed brokerage accounts:
Common stocks	16,819,355	—		16,819,355
Mutual funds	11,601,917	—		11,601,917
Others (warrants or rights, government securities, bonds etc)	192,109	—		192,109
Participant loans	—	—	$33,773,406	33,773,406

Total assets at fair value	$419,980,571	$1,142,110,465	$33,773,406	$1,595,864,442

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009:

Participant Loans
Fair value, beginning of year	$25,214,496
Purchases, sales, issuances and settlements (net)	8,558,910

Fair value, end of year	$33,773,406

5. Transactions and Agreements with Parties-in-Interest

The Plan holds units of common collective trust funds managed by SSgA, a related party of State Street. The Plan also invests in the common stock of State Street. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2009 and 2008, the Plan received $271,665 and $4,768,570 common stock dividends from the Company, respectively.

State Street Salary Savings Program

Notes to Financial Statements (continued)

5. Transactions and Agreements with Parties-in-Interest (continued)

Investment fees and most costs and expenses associated with Plan administration and recordkeeping are paid by the Plan to certain related parties. These expenses are reported on the statements of changes in net assets available for benefits as administrative expenses.

6. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated April 30, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

8. Reconciliation of Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$1,593,764,379	$1,148,438,707
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	877,904	3,492,310

Net assets available for benefits per the Form 5500	$1,594,642,283	$1,151,931,017

State Street Salary Savings Program

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2009:

Benefits paid to participants per the financial statements	$82,662,949
The change in amounts allocated to withdrawing participants	(138,967)

Benefits paid to participants per the Form 5500	$82,523,982

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

9. Legal Matter

Two participants in the Plan have filed class action complaints purportedly on behalf of participants and beneficiaries who invested in the Plan’s State Street stock investment option. Those complaints were filed in May 2009 and February 2010. The complaints are against the Plan Sponsor as well as certain named individuals and allege violations of the federal securities laws and ERISA. The Plan Sponsor and the individual defendants intend to defend themselves vigorously against these claims. The Plan Sponsor does not believe that the ultimate resolution of these claims will have a material effect on the Plan’s financial statements.

10. Subsequent Events

The Plan has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date the financial statements were issued.

On February 4, 2010, State Street entered into settlements with the Securities and Exchange Commission (SEC), the Massachusetts Attorney General and the Massachusetts Securities Division of the Office of the Secretary of State to resolve their investigations into losses incurred by, and disclosures made with respect to, certain active fixed-income strategies managed by State Street Global Advisors, or SSgA. Under the terms of the agreements, State Street established a fair fund, which was distributed to affected investors in the active fixed-income strategies. The Salary Savings Program Trust received a distribution of approximately $6,561,075. This amount was based on the Salary Saving Program’s investment losses in the Daily Bond Market Fund in and around the third quarter of 2007. This money will be allocated to participants invested once the allocation methodology is determined and approved by the Plan Sponsor.

SUPPLEMENTAL SCHEDULE

State Street Salary Savings Program

EIN No.: 04-2456637 Plan No.: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issue	Description of Investment	Current Value
State Street Bank and Trust Company Investment Funds for Employee Trusts*:
Daily EAFE Securities Lending Fund	5,324,840 units of participation	$94,340,191
Daily EAFE Non-Securities Lending Fund	4,920,544 units of participation	62,328,517
Russell 1000 Value Index Securities Lending Series Fund	4,898,981 units of participation	67,963,562
Russell 1000 Value Index Non-Lending Series Fund	4,537,545 units of participation	45,488,869
S&P 500 Flagship Securities Lending Series Fund	392,298 units of participation	88,815,462
S&P 500 Flagship Non-Lending Series Fund	3,259,920 units of participation	59,972,787
S&P Midcap Index Non-Lending Series Fund	4,696,962 units of participation	125,361,872
Russell 2000 Index Securities Lending Series Fund	2,851,701 units of participation	60,572,990
Russell 2000 Index Non-Lending Series Fund	2,186,903 units of participation	40,671,984
Russell 1000 Growth Index Securities Lending Series Fund	7,676,291 units of participation	60,757,845
Russell 1000 Growth Index Non-Lending Series Fund	4,089,352 units of participation	41,347,423
Principal Preservation Fund	28,183,039 units of participation	29,060,943
Vanguard Prime Money Market Fund in Principal Preservation Fund	68,403,585 units of participation	68,403,585
Passive Bond Market Index Securities Lending Series Fund	1,642,917 units of participation	33,712,652
Passive Bond Market Index Non-Lending Series Fund	2,155,429 units of participation	22,597,508
SSgA Target Retirement 2025 Securities Lending Series Fund	2,357,528 units of participation	24,273,106
SSgA Target Retirement 2025 Non-Lending Series Fund	1,602,528 units of participation	16,483,599
SSgA Target Retirement 2030 Securities Lending Series Fund	2,276,869 units of participation	26,117,966
SSgA Target Retirement 2030 Non-Lending Series Fund	1,502,592 units of participation	18,134,778
SSgA Target Retirement 2035 Securities Lending Series Fund	2,554,361 units of participation	25,561,490
SSgA Target Retirement 2035 Non-Lending Series Fund	1,709,168 units of participation	17,732,631
SSgA Target Retirement 2020 Securities Lending Series Fund	1,617,721 units of participation	18,831,893
SSgA Target Retirement 2020 Non-Lending Series Fund	1,084,422 units of participation	12,787,510

State Street Salary Savings Program

EIN No.: 04-2456637 Plan No.: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
SSgA Target Retirement 2040 Securities Lending Series Fund	1,777,040 units of participation	$20,563,905
SSgA Target Retirement 2040 Non-Lending Series Fund	1,163,012 units of participation	14,212,007
SSgA Target Retirement 2015 Securities Lending Series Fund	976,861 units of participation	10,328,353
SSgA Target Retirement 2015 Non-Lending Series Fund	684,215 units of participation	6,997,474
SSgA Target Retirement 2045 Securities Lending Series Fund	1,638,966 units of participation	16,701,066
SSgA Target Retirement 2045 Non-Lending Series Fund	1,091,019 units of participation	11,330,226
SSgA Target Retirement 2010 Securities Lending Series Fund	577,745 units of participation	6,802,945
SSgA Target Retirement 2010 Non-Lending Series Fund	402,389 units of participation	4,579,597
SSgA Target Retirement Income Securities Lending Series Fund	460,083 units of participation	5,489,247
SSgA Target Retirement Income Non-Lending Series Fund	335,884 units of participation	3,725,285
SSgA Target Retirement 2050 Securities Lending Series Fund	966,378 units of participation	8,018,036
SSgA Target Retirement 2050 Non-Lending Series Fund	542,694 units of participation	5,574,543
World Government Bond Ex-U.S. Index Securities Lending Fund	276,163 units of participation	5,054,334
World Government Bond Ex-U.S. Index Non-Lending Fund	325,075 units of participation	3,300,819
Daily Emerging Markets Index Non-Lending Series Fund	1,042,775 units of participation	25,172,597
State Street Corporation ESOP Fund*:
State Street Corporation Common Stock	4,843,294 units of participation	210,876,977
Yield Enhanced Short Term Investment Fund	1,344,453 units of participation	1,344,453
Self Managed Brokerage Accounts		28,613,381
Vanguard Prime Money Market Fund	112,086,628 units of participation	112,086,628
Participant loans*	4.00% to 11.50%	33,773,406

Total investments		$1,595,864,442

*	Indicates party-in-interest to the Plan.

Note: Cost information has not been included because all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the State Street Corporation Plans Investment Committee of State Street Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

STATE STREET SALARY SAVINGS PROGRAM

Dated: June 24, 2010	By:	/s/ James J. Malerba
James J. Malerba Executive Vice President, Corporate Controller and Chief Accounting Officer

EXHIBIT INDEX

Exhibit 23	Consent of Independent Registered Public Accounting Firm